UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.____________)*

GenCorp Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

368682100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	368682100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marcato Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

-0-

6.	SHARED VOTING POWER

5,681,571

7.	SOLE DISPOSITIVE POWER

-0-

8.	SHARED DISPOSITIVE POWER

5,681,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,681,571

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	368682100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard T. McGuire III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

-0-

6.	SHARED VOTING POWER

5,681,571

7.	SOLE DISPOSITIVE POWER

-0-

8.	SHARED DISPOSITIVE POWER

5,681,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,681,571

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	368682100

Item 1.	(a).	Name of Issuer:

GenCorp Inc.

(b).	Address of issuer's principal executive offices:

Highway 50 and Aerojet Road Rancho Cordova, CA 95742-7012

Item 2.	(a).	Name of person filing:

Marcato Capital Management LLC Richard T. McGuire III

(b).	Address or principal business office or, if none, residence:

Marcato Capital Management LLC 235 Pine Street, Suite 1650 San Francisco, CA 94104 Richard T. McGuire III c/o Marcato Capital Management LLC 235 Pine Street, Suite 1650 San Francisco, CA 94104

(c).	Citizenship:

Marcato Capital Management LLC: Delaware Richard T. McGuire III: United States of America

(d).	Title of class of securities:

Common Stock, $0.10 par value per share

(e).	CUSIP No.:

368682100

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Marcato Capital Management LLC: 5,681,571 Richard T. McGuire III: 5,681,571

(b)	Percent of class:

Marcato Capital Management LLC: 9.67% Richard T. McGuire III: 9.67%

(c)	Number of shares as to which the person has:

Marcato Capital Management LLC

(i)	Sole power to vote or to direct the vote	-0-	,

(ii)	Shared power to vote or to direct the vote	5,681,571	,

(iii)	Sole power to dispose or to direct the disposition of	-0-	,

(iv)	Shared power to dispose or to direct the disposition of	5,681,571	.

Richard T. McGuire III

(i)	Sole power to vote or to direct the vote	-0-	,

(ii)	Shared power to vote or to direct the vote	5,681,571	,

(iii)	Sole power to dispose or to direct the disposition of	-0-	,

(iv)	Shared power to dispose or to direct the disposition of	5,681,571	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Common Stock reported in this Schedule 13G is held in the accounts of various private funds, including Marcato International Master Fund Ltd.  As of December 31, 2011, Marcato International Master Fund Ltd. held 3,590,807 shares of the Issuer's Common Stock, $0.10 par value per share, which equaled 6.11% of the Issuer's outstanding Common Stock, $0.10 par value per share.  None of these private funds other than Marcato International Master Fund Ltd. owns more than 5% of the Issuer's outstanding Common Stock, $0.10 par value per share.  Marcato Capital Management LLC, in its capacity as the investment advisor to each of these private funds, has the exclusive power to direct the investment activities of such private funds.  Richard T. McGuire III is the managing member of Marcato Capital Management LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	Marcato Capital Management LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Richard T. McGuire III

	By:	/s/ Richard T. McGuire III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing of the Schedule 13G for the Common stock, $0.10 par value per share of GenCorp Inc.

Dated: February 14, 2012	Marcato Capital Management LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Richard T. McGuire III

	By:	/s/ Richard T. McGuire III

SK 26839 0001 1264301